Exhibit (c)(3)
Strictly Private and Confidential July 28, 2008 Presentation to the Independent Trustees Regarding Project Fork

Disclaimer This presentation was prepared exclusively for the benefit and internal use of the recipient for the purpose of considering the transaction or transactions contemplated herein. This presentation is confidential and proprietary to RBC Capital Markets and may not be disclosed, reproduced, distributed or used for any other purpose by the recipient without our express written consent. The information and any analyses contained in this presentation are taken from, or based upon, information obtained from the recipient or from publicly available sources, the completeness and accuracy of which has not been independently verified, and cannot be assured by RBC Capital Markets. The information and any analyses in these materials reflect prevailing conditions and our views as of this date, all of which are subject to change. To the extent projections and financial analyses are set forth herein, they may be based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. The printed presentation is incomplete without reference to the oral presentation or other written materials that supplement it. Employees of RBC Capital Markets are expressly prohibited from offering directly or indirectly a specific price target, or offering or threatening to change research, a rating or a price target, to a company as inducement for the receipt of business or compensation. Any calculations or value ranges indicated herein (i) have been prepared based on both public and non-public information as well as certain assessments made by RBC, (ii) are preliminary and should not be construed as opinions of RBC Capital Markets or their individual members as to value, fair market value, or prices at which a transaction would be considered fair, and (iii) have not been subject to the processes that we apply to fairness opinions and valuations, including our due diligence process and our internal opinion review process and, accordingly, must not be considered to constitute a valuation, formal valuation, appraisal, professional opinion, or fairness opinion as contemplated under IDA By-laws 29.14 to 29.25 or NI 62-101 and must not be relied upon or disclosed as constituting such a document or opinion. RBC is not an expert on and does not render opinions regarding legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.

Table of Contents Situation Analysis Market Overview Fairness Analysis Appendix Coal Price and FX Forecasts Precedent Transactions Comparable Trading Analysis WACC analysis

Situation Analysis SECTION I

Transaction Background On June 21, 2007 Teaspoon submitted a preliminary non-binding expression of interest (the "2007 Proposal") to acquire all of the assets of Fork at a value equivalent to $38 per Fork unit ("Unit") RBC began working that month with a committee of independent trustees of Fork (the "Independent Trustees"), formed in response to the 2007 Proposal, to review available strategic alternatives Fork's Chairman visited several industry participants in August-September 2007 and had high-level discussions regarding possible interest in a transaction with Fork Teaspoon bought 16.65 million Units from Ontario Teachers Pension Plan ("OTPP") for Cdn$36.00 per Unit on September 24, 2007 increasing its position in Fork to 19.95% Fork formally engaged RBC to review the strategic alternatives including soliciting of offers on November 2, 2007 A strategic review process was announced on December 5, 2007 As a part of the strategic review process announced on December 5, 2007, RBC contacted 21 parties regarding potential sale of Fork (the "Sale Process") and received the following response 6 parties declined to participate in the process 11 parties signed confidentiality agreement but declined to submit indicative bids 2 parties submitted non-binding bids offers on February 27, 2008 and provided the opportunity conduct additional detailed due diligence Neither of the two parties submitted final bids (which were due on June 4, 2008) citing the following key issues A requirement for an agreement with Teaspoon related to off-take and greater operational influence A desire to own less than 100% of Fork's interest in EVCP Recent Unit price performance and the magnitude of an acquisition of Fork On July 28, 2008 Teaspoon made a proposed to Fork to acquire all of the assets of Fork at a value equivalent to $93.76 per Unit, to be completed via a plan of arrangement (the "Arrangement") The Independent Trustees have requested RBC Capital Markets ("RBC") provide its opinion as to the fairness from a financial point of view of the consideration to be paid under the Arrangement to holders of Units ("Unitholders"), other than Teaspoon

Overview of the Arrangement Fork to sell all of its asset to Teaspoon for approximately C$14.1 billion or C$93.76 per Unit Payable in a combination of U.S. $82 cash equates to C$83.86 based on a Canadian dollar exchange rate of 0.978; plus 0.245 Teaspoon Class B subordinate voting shares per each Unit equates to C$9.90 based on Teaspoons' closing price on the TSX on July 28, 2008 of C$40.41 The transaction is structured as a plan of arrangement Teaspoon to assume all of Fork's liabilities Distributions to be suspended A premium of: 11.9% to the closing price of the Units on the TSX of C$83.80 on July 28, 2008 17.0% to the weighted average price of the Units on the TSX of C$80.15 for the twenty trading days ending July 28, 2008. National Bank Financial was retained as an Independent Valuator to perform a formal valuation of the Units Fork has been advised that as a result of the asset sale Unitholders who are resident in Canada will be allocated income from Fork for tax purposes and Unitholders who are not resident in Canada will be subject to Canadian withholding tax We understand Unitholders will be advised to consult their own financial and tax advisors in this respect

Market Overview SECTION II

Fork Unit Performance Date Unit Price (C$) Volume 10 Day VWAP 20 Day VWAP 30 Day VWAP 60 Day VWAP 90 Day VWAP 7/2/2007 35 1019396 7/3/2007 36.1 664465 7/4/2007 35.59 109014 7/5/2007 36.06 525600 7/6/2007 35.88 490408 7/9/2007 36 537151 7/10/2007 36.65 758805 7/11/2007 36.82 928677 7/12/2007 36.88 392444 7/13/2007 36.39 393333 7/16/2007 36.63 1281165 7/17/2007 35.71 422901 7/18/2007 35.81 549591 7/19/2007 35.71 272750 7/20/2007 35.62 208692 7/23/2007 34.89 282319 7/24/2007 33.39 524041 7/25/2007 34.39 532770 7/26/2007 33.99 531016 7/27/2007 33.64 481849 7/30/2007 35.02 416848 7/31/2007 34.83 973949 8/1/2007 34.85 566198 8/2/2007 34.45 242090 8/3/2007 34.14 360865 8/6/2007 34.14 360865 8/7/2007 32.38 791148 8/8/2007 32.97 588807 8/9/2007 31.79 591935 8/10/2007 31.99 2780869 8/13/2007 32.65 612043 8/14/2007 32.35 588413 8/15/2007 32.38 522688 8/16/2007 31.15 1342040 8/17/2007 30.3 643552 8/20/2007 30.25 387564 8/21/2007 30.88 495344 8/22/2007 33.44 818072 8/23/2007 33.41 516199 8/24/2007 33.88 481607 8/27/2007 34.51 251967 8/28/2007 33.55 439236 8/29/2007 34.77 314355 8/30/2007 34.77 283991 8/31/2007 34.81 350485 9/3/2007 34.81 350485 9/4/2007 36.1 769433 9/5/2007 36.28 340124 9/6/2007 36.75 339844 9/7/2007 35.85 513010 9/10/2007 35.77 367839 9/11/2007 35.46 249318 9/12/2007 35.55 232639 9/13/2007 36 257439 9/14/2007 36.13 228442 9/17/2007 35.77 161014 9/18/2007 36.04 631598 9/19/2007 36.71 633616 9/20/2007 37.6 717685 9/21/2007 37.65 891789 9/24/2007 37.7 578596 9/25/2007 38 590690 9/26/2007 38.28 496487 9/27/2007 38.35 349543 9/28/2007 38.45 396986 10/1/2007 37.85 2275510 10/2/2007 38.2 500188 10/3/2007 38.55 608231 10/4/2007 38.6 521706 10/5/2007 39.1 305221 10/8/2007 39.1 305221 10/9/2007 40.06 1007869 10/10/2007 39.15 1636259 10/11/2007 39.02 820108 10/12/2007 38.76 374240 10/15/2007 38.63 372994 10/16/2007 38.63 593572 10/17/2007 38.71 391254 10/18/2007 39.08 225625 10/19/2007 38.52 388127 10/22/2007 39.71 450606 10/23/2007 38.74 477832 10/24/2007 39.08 393798 10/25/2007 39 253893 10/26/2007 40 794351 10/29/2007 40.46 564233 10/30/2007 34.72 1778922 10/31/2007 34.62 2160662 11/1/2007 34.3 503936 11/2/2007 34.17 479617 11/5/2007 33.92 502737 11/6/2007 33.7 487119 11/7/2007 32.6 599202 11/8/2007 31.95 1708533 11/9/2007 32.15 302389 11/12/2007 30.84 732142 11/13/2007 31.32 942490 11/14/2007 31.8 470812 11/15/2007 31.21 399903 Source: Bloomberg Performance from July 2, 2007 to present

Market Reaction to a Process Termination RBC considered several facts and circumstances in analyzing the potential impact on Fork's Unit price from an announcement that the strategic review process had concluded without an offer for the Trust Fork is a highly liquid, commodity based trust Average daily hi/low spread of 5.3% and average daily price change of 2.7% Units have closely tracked the increase in 2008 coal year price settlements and press speculation on mid/long term coal pricing with limited take-over bid speculation Equity research analysts' commentary is focused on fundamental value, outlook for metallurgical coal prices and Canadian dollar exchange rates Minimal "event" type Unitholders on the register News articles and equity research provide minimal mention of the strategic review process Given the above, RBC believes that reaction to concluding the strategic review process would be relatively muted, but negative Potential for a modest, short term decrease as some shareholders seek to sell Units should return to trading on fundamentals within a relatively short period In the status quo, Fork's Unit price would trade on market fundamentals (i.e. commodity price, distributions and yield) However as the deadline for income trust taxation approaches in 2011, Fork's Unit value (independent of fundamentals) will be negatively impacted as the trust becomes taxable

Fork Unit Performance Relative Performance from July 2, 2007 to present - Resource Income Trusts Source: Bloomberg

Fork Unit Performance Relative Performance from July 2, 2007 to present - Coal Producers Source: Bloomberg

Market Views of Fork EV / 2009E EBITDA Power Trusts Energy Infrastructure Resource Trusts Business Trusts Source: Capital IQ, Company Filings, Thomson Financial Fork's Units currently trade in the lower range range of other resource trusts and trusts from other sectors on a 2009 EBITDA basis, as a result of the significant near term EBITDA anticipated due to the current coal price environment

Market Views of Fork Cash-on-cash Yield (current distributions annualized) Power Trusts Energy Infrastructure Resource Trusts Business Trusts Source: Company Filings, Thomson Financial Fork's Units currently trade in the upper range range of other resource trusts and trusts from other sectors due to significant near term distributions

Market Views of Fork EV / 2009E EBITDA Australian Producers Canadian Producers U.S. Producers Large Cap Metals Source: Company Filings, Thomson Financial Fork's Units currently trades in line with other coal producers who, like Fork, are experiencing a strong commodity price environment

Market Views of Fork Fork Unit Price relative to Coal Prices Fork Yield Relative to Coal prices Fork's Unit price has closely tracked metallurgical coal prices

Price - Volume Analysis Excluding Teaspoon's 19.7%, approximately 467% of the float has traded over the past twelve months Approximately 45% of the units traded in the last twelve months have traded at a price below $50.00 LTM Trading

Unitholder Structure Considerations The following table highlights the latest understanding of Fork's Unitholder position at 6/30/2008 based on information provided by Fork Teaspoon accounts for 19.67% of units outstanding

Research Analyst Coverage The following table summarizes equity analyst research as at March 2008 (prior to completion of 2008/2009 coal pricing) and the current research views Average target price has increased by approximately $50 as a result of analysts re-pricing Fork for the contracted 2008 and anticipated 2009 coal prices NAV estimates have increased on average by over $30 per Unit Estimated 2008 and 2009E distributions have also increased as a result of higher metallurgical coal price Some analysts forecast higher transportation costs as a result of increased coal prices

Selected Research Analyst Coverage Drivers of the Unit price "Near-term, expected distributions of $3.00/unit beginning in Q3/08 correspond to an annualized distribution of $12.00/unit. Longer-term, Fork appears extremely expensive even after the significant increase in our long-term coal price forecast. The long-term coal price implied by the current unit price is roughly US$220/tonne, well above our US$150/tonne assumption." (CIBC, June 26, 2008) "Fork remains a solid investment with more upside potential than downside risk given tightness in coal markets and current valuations." (Credit Suisse, June 23, 2008) Expectations with respect to the Process "The combination of distribution NPV before 2012 plus cash flow multiple NPV after 2012 could give Fork a valuation of C$63.52, once again suggesting to us that an acquisition of Fork at the current unit price is unlikely." (Canaccord Adams, May 28, 2008) "We believe Teaspoon likely feels no pressure to buy Fork outright, particularly at the currently elevated price and valuation. Moreover, we believe it is unlikely that another mining company would have significant interest in Fork without control over Elk Valley operations, something Teaspoon is unlikely to want to give up. Global steelmakers on the other hand are the most likely prospective buyers for Fork, in our view. A Fork purchase would hedge raw material costs in addition to providing diversification away from Australian supply sources." (CIBC, June 26, 2008) "While the Fork's strategic review is ongoing, we are not counting on an acquisition to drive our recommendation or valuation." (TD, June 5, 2008) Market developments "Market expectations for 2009 coal year contract prices are moving higher, but we note the range of potential outcomes remains remarkably wide." (Canaccord, May 28, 2008) "The extreme tightness in the bulk commodity markets have led to protracted negotiating periods, in particular we are seeing a number of producers holding out for higher prices than have been settled by other players in the market. In 2009 we expect a roll-over in thermal coal prices but an easing of coking prices (-15%) as we do not expect a repeat occurrence of the heavy rains in Australia that caused the current price spike." (DB, May 12, 2008) "One consequence of higher demand for steel over the last decade is the increasing scarcity of raw materials supply, which is now reflected in record coal and iron ore prices." (RBC, May 23, 2008)

Selected Research Analyst Coverage (Continued) Teaspoon "Teaspoon has long stated that it would like to increase its exposure to non-LME traded commodities. Increasing its investment in Fork would likely achieve this goal; however, it would significantly increase Teaspoon's exposure to the coking coal market and the Canadian dollar. In addition, an acquisition of this size using equity will be dilutive in all but the most bullish of scenarios and using a leverage buyout would likely hinder Teaspoon's ability to fund its other growth initiatives." (CIBC, June 25, 2008) "We believe the better alternative for Teaspoon is to do nothing and wait and see if any other suitor emerges. Teaspoon should even look to sell its interest in the units at current high prices and redeploy the capital for other means including its growth projects, special dividends and share buyback." (CIBC, June 25, 2008) "The change in wording in the Schedule 13-D is likely to cause speculation that Teaspoon could be preparing to change its Fork ownership - either via sale to another party or via the purchase of additional units. After July 31, the likelihood that Teaspoon seeks to change its ownership in Fork or EVCP increases in our view." (TD, June 23, 2008) "Using Fork's current share price to imply market value of Teaspoon's coal assets (including valuation and tax adjustments) yields 43% upside to Teaspoon's coal asset valuation." (Credit Suisse, June 23, 2008) Fork's second quarter results While Q2 results were stronger than we had expected, Fork's full year guidance has resulted in no change to our annual estimates. (CIBC, July 24, 2008) Higher than expected realized price and sales volumes were the main drivers in the quarter. Updated guidance for FY08 includes higher capex and expectations of mining costs moving to the higher end of targets, although both events are not surprising. (Credit Suisse, July 24, 2008) Possible upside for the company can come from a feasibility study to reopen the inactive Quintette property located in northeast British Columbia. .. The company also mentioned that the strategic review that was announced in December 2007 is ongoing but did not provide an update. (NBF, July 25, 2008)

Coal Price Forecast and Industry Developments The table below shows the consensus equity research forecast for coal prices both in March 2008 and July 2008, illustrating the significant increase in both near and long term coal prices post settlement of the 2008 coal contracts in April 2008 Appendix A provides forecast data by analyst Recent coal industry consolidation activity also affecting equity valuations includes, The world's fourth-biggest steel producer POSCO said it would buy 10% of Australia's Macarthur Coal where ArcelorMittal has also purchased 19.9% stake Thai coal miner and power producer Banpu PCL acquired Asian American Coal Inc. with anthracite coal assets in China for $432.8 million ArcelorMittal has agreed to buy Mid Vol Coal Group, which owns approximately 85 million tons of metallurgical coal reserves in Central Appalachia There has also been significant activity and consolidation in the iron ore and steel industries

Fairness Analysis SECTION III

Approach to Fairness RBC utilized the following methodologies to analyse the fairness of the consideration under the Arrangement a discounted cash flow ("DCF") approach utilizing a 25 year DCF model RBC also considered various expansion scenarios on the base 25 year model RBC also performed a variety of sensitivity analysis including coal prices and foreign exchange rates precedent transactions analysis RBC notes that the difference in coal type, coal quality, mine life, location, stage of development and commodity prices at the time of precedent transactions places limits on the applicability of this methodology Consequently, RBC used this methodology principally as a check on the reasonableness of the conclusions reached in our DCF analysis public market trading analysis RBC also reviewed the trading multiples of public companies involved in the coal and metals and mining industry, from the perspective of whether a public market value analysis might exceed DCF or precedent transaction values However, RBC concluded that public company multiples implied values for Fork were below DCF values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology. In considering the fairness of the consideration paid under the Arrangement, RBC primarily relied on the DCF analysis In addition to the above analysis RBC also considered the potential benefit of the tax shield to a purchaser that acquires assets and the resulting tax implications to Unitholders the value of accepting Teaspoon shares versus cash a review of the Sale Process a review of any other qualitative information deemed relevant by RBC

Summary of Financial Forecast - EVCP The DCF analysis is based on EVCP management's 25 year forecast (the "Base Case") RBC made changes to the management model primarily related to coal prices, foreign exchange and certain operating costs In arriving at DCF values RBC utilized Fork's 60% interest in EVCP less certain other corporate, SG&A and mineral taxes associated with Fork The 2008 through 2011 coal price forecast utilized was based on market views and discussions with industry players and EVCP management The Canadian dollar exchange rate was assumed to be 0.98 in calendar year 2008, 0.92 in 2009 and 0.90 in 2010-11, based on consensus analyst forecasts as shown in Appendix A RBC performed sensitivity analysis on coal prices and Canadian dollar exchange rates for 2012 onward (the "Long Tem")

Summary of DCF Results The DCF analysis comprised the primary focus of RBC's fairness analysis The table below highlights unit values utilizing: the Base Case 25 year forecast Weighted average cost of capital ("WACC") of 9% (See Appendix D for details) Valuation date of June 30, 2008 Subsequent analysis provides value for assets and cash flow beyond this initial 25 year forecast period The DCF results for the Base Case with Long Term coal price of $112 and Canadian dollar exchange rate of $0.90 yielded a result of $67.33 per unit RBC conducted sensitivity analysis on Long Term coal prices and FX for the years 2011 onward as shown in the tables below e.g. Long Term coal prices of $125 and Canadian dollar exchange rate of $0.95 results in a DCF value of $71.34 per unit Base Case 25 year mine plan (1) $285 per tonne for June to December 2008 and $100 per tonne for January to May 2008

Alternative Forecasts and Approaches

- The Base Case mines approximately 730 million tonnes of Fork's 5.1 billion tonnes of reserves and measured and indicated resources
  - Current operations are (absent significant infrastructure investment) limited to approximately 30 million tonnes per annum
- To reflect the value of remaining resources additional, mutually exclusive operating scenarios were developed to illustrate upside potential above the Base Case
  - For example, under the Extension Scenario (assuming $150 Long Term coal) value would increase from $82.19 under the Base Case to $94.60 if the forecast was extended by 25 years

		DCF Values per Unit		
		Long-Term Price Forecast		
		$150/t	$125/t	$112/t
Base Case Business Plan	23.7 mm tpy in 2008 increasing to 30.0 mm tpy in 2014	$82.19	$71.34	$67.33
Extension	An extension of the Base Case DCF for an additional 25 years	$94.60	$80.66	$75.48
Full capacity	Expanding production to maximum capacity (30 m tonnes) in 2009 versus 2013 in the Base Case	$89.27	$78.08	$73.94
New greenfield mine	Bringing a new 5 mm tpy mine into production from 2013 to 2042	$91.32	$78.26	$73.37
Value for Unmined M&I Resources	Applying a multiple of $4 per tonne to 4,296 mm tonnes of resources remaining after 2032 discounted at WACC to 06/30/08	$90.78	$79.93	$75.92

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Near Term Distribution Analysis The distributions in 2008 calendar year are expected to be $9.79 per unit under the Base Case assumptions The table below sensitizes the Base Case and shows the distributions based on a range of coal prices from $225 to $300 per tonne for the 2009 and 2010 Japanese fiscal years (FYE April) at exchange rates from $0.90 to $1.10 The 2009 table reflects fixed, contracted coal prices of approximately $285 for January-April with prices varied for the May to December period The table demonstrates an estimate of the proportion of value in Fork's Unit price between distributions as a trust through 2010 ($33.46) and as a taxable common share corporation beginning in 2011 under various Long Term coal prices Foreign exchange rates were varied as lower coal prices have been historically associated with a stronger US dollar Long-term coal price, real 2008 US dollars $112 $125 $150 CAD/USD $0.90 $0.95 $1.00 NPV of Q3/08 - 2010 distributions @ 9% $33.46 $33.46 $33.46 NPV of Free Cash Flows 2011-32 @ 9%(1) $33.87 $37.89 $48.73 Total NPV (C$/Unit) $67.33 $71.34 $82.19 (1) FCF's adjusted for balance sheet items to calculate equity value

Illustrative Trading Analysis in 2011 - Post Taxation of Trusts The tables below illustrate the potential value of Fork when it starts trading as a taxable corporation Undiscounted value per Unit in 2011 based on a 6.0x to 8.0x multiple 2012 EBITDA and Coal prices of $112 to $150 Equity value per unit in 2011 discounted to 2008 at 9% Net present value of distributions as an income trust from Q3/2008 through 2010 discounted to 2008 at 9% Combined value of (i) value as a share capital corporation in 2011; plus (ii) value of Q3/2008 through 2010 trust distributions. All amounts discounted to 2008 at 9%

Precedent Transactions Differences in coal type, coal quality, mine life, location, stage of development and commodity prices at the time of precedent transactions place limits on the applicability of this methodology As illustrated in the resource table below, Fork's 25 year life of mine plan anticipates mining 730 million tonnes or 16.6% of Fork's total proven and probable and measured and indicated resources 4.3 billion tonnes of M&I resources remain after 2032, representing 140 years of mine life at 30 million tonnes per year of annual production These tonnes would represent a relatively low value on an NPV basis In choosing a precedent multiple range RBC considered the following: The above noted limitations of coal quality and life of mine comparisons between precedent transactions The recent Macarthur coal transaction at $3.47 per tonne from July 2008, which reflects the recent coal price environment and also the lower quality PCI coal Based on this analysis RBC selected a precedent range of $3.50 to $4.25 on Fork's measured and indicated resources, which provides a unit price range of $67 to $82 Given the limitations of this analysis RBC primarily relied on its DCF approach and looked to precedent transactions as a check on the reasonableness of the DCF results

Fork Evaluation Matrix The table below highlights transaction multiples at various purchase price assumptions Variability in asset quality and underlying commodity prices at the time of a transaction makes it difficult to directly compare these multiples to precedent transactions

Transaction Premiums Premium's to trading price generally are paid to reflect control being delivered to a purchaser While Fork's unit's are being conveyed to a purchaser in a transaction, control of the underlying assets are not as the operatorship and off-take rights remain with Teaspoon As context we further note that Fork's unit price has already increased 138% from $34.45 on December 5, 2007 (the announcement date of the strategic review) to $83.80 on July 28, 2008 The Units reached an all time high of $97.50 June 30, 2008 before declining to $81.70 on July 2, 2008

Summary Analysis Methodology Implied Value per Unit All DCF cases assume Base Case forecast WACC of 9% Federal and Provincial combined corporate tax rate of 25% beginning in 2011 $3.50 - $4.25 per M&I resources DCF

Tax Benefit From Asset Acquisition An asset sale structure provides a significant tax shield in the form of Canadian Development Expense ("CDE") The chart shows the value of the shield, on a net present value basis could be up to $19.82 per Fork unit The value assumes a purchaser has sufficient Canadian income to utilize the full amount of shield available on an annual basis at the maximum allowable 30% declining basis The analysis is based on an assumed purchase price of $93.50 per unit Imbedded in the DCF analysis of Fork on a standalone basis is a tax shield of $8.24 per unit that reflects the non-taxable status of Fork as an income trust through 2011 A purchaser would immediately lose this tax shield upon acquiring the assets of Fork Thus the net tax value of the CDE from an asset acquisition structure (additive to the DCF values of the Base Case) is $11.58 per Fork unit

Arbitrage Spreads & Sources of Capital Under an asset transaction as proposed under the Arrangement, certain taxable Unitholders will be required to sell into the market in advance of the closing of the Arrangement in order to optimize their personal tax position RBC considered if there was sufficient liquidity in the market for a large number of Unitholders to sell if they so desired The universe of investors available to play an arbitrage role includes Canadian tax exempts - i.e. pension funds Canadian investors with tax losses Canadian investors who trade on income account (versus capital account) This latter group will be subject to tax but at a lesser amount than persons trading on a capital account basis The absence of US investors acting as arbs due to withholding tax limits the pool of available capital and widens spreads The spread to the offer price the arbs will pay will be based on their required return, which is a function of several items General market issues that Fork cannot control "Tone of market", risk free rates of returns, equity returns, credit market conditions and ability to leverage Structural Issues that Fork can influence / control Transaction risk A 20 day period of trading post the vote when transaction risk has been effectively eliminated Time value of money / time to closing of transaction can also be addressed with the 20 day trading window

Teaspoon Equity Consideration

Impact on Teaspoon

- The acquisition of Fork will require Teaspoon to issue 36.75 million shares assuming cash component of US$82/unit and equity component of 0.245 Teaspoon shares per one Fork unit and the current Teaspoon's price of C$40.41

Assumptions	
Cash - $USD	$82.00
C$:US$	0.9778
Total Number of Fork Units, millions	150
Cash consideration, C$/unit	$83.86
Implied exchange ratio	0.245
Offer Price, C$/unit	$93.76
Equity Value, C$ millions	$14,064

Pro-Forma Ownership		
Equity Consideration, % of total	10.6%	
Equity Consideration, $ millions	$1,485	
Teaspoon share price	$40.41	
Teaspoon shares issued, millions	36.75	
Teaspoon shares	**millions**	**% of total**
Current basic shares outstanding	442.22	92%
Shares issued to Fork unitholders	36.75	8%
Total	478.97	100%

Potential Trading Post Transaction

- The 36.75 million shares issued to Fork unitholders (10.6% of total consideration) will represent 13-16 trading days of average daily trading volume on TSE and NYSE[(1)]

		Days to Trade		
Equity Consideration >>		10.6%	12.5%	17.5%
10 Day Average Volume[(2)]	2.7	13.6	16.1	22.5
20 Day Average Volume	2.7	13.9	16.4	23.0
30 Day Average Volume	2.4	15.3	18.1	25.3
60 Day Average Volume	2.3	15.8	18.7	26.2
90 Day Average Volume	2.5	14.7	17.3	24.3

(1) Assumes a 30% reduction in total volume due to cross border trades

RBC Capital Markets

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Teaspoon Share Performance Date Price Volume 7/4/2006 33.9 1203644 7/5/2006 33.5 3941608 7/6/2006 33.85 2597776 7/7/2006 34.43 2594326 7/10/2006 34.93 2587946 7/11/2006 35.1 8032098 7/12/2006 35.05 3945320 7/13/2006 33.95 3515970 7/14/2006 33.6 1888246 7/17/2006 33.45 3709652 7/18/2006 34.44 2910248 7/19/2006 35.34 3839004 7/20/2006 33.97 2186978 7/21/2006 32.85 2092094 7/24/2006 33.29 2664514 7/25/2006 34.96 3833810 7/26/2006 36.03 4894684 7/27/2006 36.62 2792516 7/28/2006 36.5 2722686 7/31/2006 37.45 6323892 8/1/2006 38.3 5394180 8/2/2006 40.4 7906932 8/3/2006 40.05 3506606 8/4/2006 40.57 3821090 8/7/2006 40.57 3821090 8/8/2006 38.95 5324744 8/9/2006 37.11 6573696 8/10/2006 38.09 5048026 8/11/2006 39.55 7582044 8/14/2006 39.5 3236140 8/15/2006 39.9 1970702 8/16/2006 41.01 12439504 8/17/2006 40.5 6043336 8/18/2006 40.4 3278554 8/21/2006 40.58 2498230 8/22/2006 40.29 2554434 8/23/2006 38.5 2570246 8/24/2006 37.28 3960928 8/25/2006 37.62 1758690 8/28/2006 38.08 1342942 8/29/2006 37 3758626 8/30/2006 37.04 1668444 8/31/2006 36.8 2131448 9/1/2006 37.24 1768976 9/4/2006 37.24 1768976 9/5/2006 39.22 3093724 9/6/2006 38.78 2284384 9/7/2006 38 1644320 9/8/2006 37.55 756252 9/11/2006 34.76 8575828 9/12/2006 34.74 3554240 9/13/2006 34.99 2058308 9/14/2006 34.76 2132832 9/15/2006 33.29 5380494 9/18/2006 34.09 1857214 9/19/2006 34.44 2562800 9/20/2006 34.27 3450540 9/21/2006 33.52 2822840 9/22/2006 33.84 2065482 9/25/2006 32.43 2954294 9/26/2006 33.65 2588502 9/27/2006 35.1 2986790 9/28/2006 35.65 2347510 9/29/2006 35 2197486 10/2/2006 34.75 2607698 10/3/2006 33.75 2968134 10/4/2006 33.87 3810172 10/5/2006 35.68 2571484 10/6/2006 35.54 2438494 10/9/2006 35.54 2438494 10/10/2006 36.47 3399612 10/11/2006 36.81 2897770 10/12/2006 37.59 2404728 10/13/2006 39.01 2943956 10/16/2006 40.12 2777686 10/17/2006 39.93 3731496 10/18/2006 40 2000208 10/19/2006 39.46 2552932 10/20/2006 40.44 2776950 10/23/2006 40.69 2271050 10/24/2006 40.69 2296030 10/25/2006 42.22 3705722 10/26/2006 42.5 5000640 10/27/2006 42.96 2071090 10/30/2006 41.75 3972754 10/31/2006 41.33 2719862 11/1/2006 39.95 1879432 11/2/2006 40.5 1749072 11/3/2006 42.03 1349642 11/6/2006 42.95 1987836 11/7/2006 43.57 1911836 11/8/2006 43.22 2754124 11/9/2006 43.75 1720742 11/10/2006 42.54 3859464 11/13/2006 41.01 4710914 11/14/2006 39.47 3921068 11/15/2006 39.9 3199256 11/16/2006 40 2415122 11/17/2006 39.43 4023558 Performance from July 2, 2007 to present

Teaspoon Share Accumulation Analysis Approximately 231% of the float has traded in the last twelve months LTM Trading

Teaspoon Equity Consideration RBC used a value of $40.41 per Teaspoon Share (the closing price of Teaspoon Shares on the TSX on July 28, 2008) in order to assess the consideration paid under the Arrangement RBC believe the market trading value of Teaspoon Shares is the most appropriate indicator of their value given: Teaspoon Shares have a substantial market float of $17.9 billion as at July 28, 2008 The average daily trading volume on the TSX and NYSE for the past 30 days is approximately 3.5 million Teaspoon Shares Teaspoon is well known in the capital markets and covered by approximately 21 equity research analysts The number of Teaspoon Shares to be issued under the Arrangement is 36.75 million, representing 8% of the pro-forma market float of Teaspoon Shares upon completion of the Arrangement Conclusion

Appendix A Coal Price and FX Forecasts

Coal Price Forecasts as of July 2008

Foreign Exchange Forecast as of July 2008 Source: Bloomberg

Appendix B Precedent Transactions

Precedent Transactions RBC notes that the difference in coal type, coal quality, mine life, location stage of development and commodity prices at the time of precedent transactions places limits on the applicability of this methodology

Appendix C Comparable Trading Analysis

Comparable Companies RBC notes that the difference in coal type, coal quality, mine life, location and stage of development limits the applicability of the comparable companies

Appendix D WACC Analysis

WACC Analysis